UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended.........................................March 31, 2004

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from            to

Commission file number.................................................001-13950

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

CENTRAL PARKING CORPORATION 1996 EMPLOYEE STOCK PURCHASE PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

CENTRAL PARKING CORPORATION

2401 21st Avenue South, Suite 200
Nashville, TN 37212

Index to Financial Statements and Exhibits

Report of Independent Registered Public Accounting Firm

The Administrative Committee
    Central Parking Corporation 1996
    Employee Stock Purchase Plan:

We have audited the accompanying statements of financial condition of the Central Parking Corporation 1996 Employee Stock Purchase Plan (The Plan) as of March 31, 2004 and 2003, and the related statements of income and changes in plan equity for each of the years in the three-year period ended March 31, 2004. These financial statements are the responsibility of the Plan’s Administrative Committee. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the Standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Central Parking Corporation 1996 Employee Stock Purchase Plan as of March 31, 2004 and 2003, and the results of its operations for each of the years in the three-year period ended March 31, 2004, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

Nashville, Tennessee
June 28, 2004

CENTRAL PARKING CORPORATION 1996
EMPLOYEE STOCK PURCHASE PLAN

Statements of Financial Condition
March 31, 2004 and 2003

	2004	2003
Plan equity	$—	$—

See accompanying notes to the financial statements

CENTRAL PARKING CORPORATION 1996
EMPLOYEE STOCK PURCHASE PLAN

Statements of Income and Changes in Plan Equity
For the years ended March 31, 2004, 2003 and 2002

	2004	2003	2002
Employee contributions	$678,277	$1,127,222	$1,165,928
Reimbursement of contributions to terminated employees	(87,692)	(264,072)	(195,909)
Disbursement to purchase common stock of Central Parking Corporation	(590,585)	(863,150)	(970,019)

Net increase in plan equity	—	—	—
Plan equity:
Beginning of year	—	—	—

End of year	$—	$—	$—

See accompanying notes to the financial statements

Central Parking Corporation 1996 Employee Stock Purchase Plan

Notes to the Financial Statements
March 31, 2004, 2003, and 2002

(1)       Description of the Plan

The following is a brief description of the Central Parking Corporation 1996 Employee Stock Purchase Plan (the Plan). Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

(a)       General

The Plan was adopted by the Board of Directors and shareholders of Central Parking Corporation (the Company) for the benefit of its employees. It became effective on April 1, 1996. The fiscal year of the Plan runs from April 1 to March 31.

(b)       Eligibility

Employees of the Company’s subsidiaries are eligible to participate in the Plan if they meet the following criteria:

(a) Are a permanent employee of the Company;

(b) Work 20 hours or more per week;

(c) Work more than five months per year;

(d) Are employed for three consecutive months by January 1 prior to the start of the Plan year; and

(e) Have not withdrawn from the Plan in the past six months.

An employee may choose to withdraw from the Plan at any time. Within sixty days of the Company receiving written notice of withdrawal, all accumulated contributions will be returned to the employee. That employee is then precluded from participation in the Plan for a period of six months. Participants that terminate employment with the Company prior to March 31 of any Plan year are not eligible to remain in the Plan. Accordingly, any accumulated contributions are returned to the employee.

(c)       Contributions

Participants in the Plan can elect to contribute from a minimum of $3 per weekly payroll ($6 per biweekly payroll) to a maximum of 10% of their total annual salary. Contributions are made through payroll deductions on an after tax basis. The Company holds contributions until the end of the Plan year at which point common stock of the Company is purchased and distributed to the contributing participants.

Participants may change their contribution elections annually at the beginning of the Plan year. Change requests must be received during the annual enrollment period in January prior to each Plan year.

Central Parking Corporation 1996 Employee Stock Purchase Plan
Notes to the Financial Statements
March 31, 2004, 2003, and 2002

(d)       Stock Purchase Provisions

On March 31 of each Plan year, the Plan purchases common stock from the Company at a price equal to 85% of the lower of the closing stock price on either the first or last day of the Plan year. Such stock is immediately distributed to the Plan participants. At April 1, 2003, and March 31, 2004, the Company’s closing stock price was $9.75 and $20.08, respectively. Accordingly, the Plan purchased stock at $8.29 (85% of $9.75) for the Plan year ended March 31, 2004. At April 1, 2002 and March 31, 2003, the Company’s closing stock price was $22.95 and $10.00, respectively. Accordingly, the Plan, on behalf of the participants, purchased stock at $8.50 per share (85% of $10.00) for the Plan year ended March 31, 2003. At April 2, 2001 and March 29, 2002, the Company’s closing stock price was $18.01 and $22.99, respectively. Accordingly, the Plan purchased stock at $15.31 per share (85% of $18.01) for the Plan year ended March 31, 2002. The fair market value of the stock acquired through the Plan by any one participant cannot exceed $25,000 in one calendar year as dictated by Internal Revenue Code Section 423.

Shares purchased by the Plan on behalf of the participants are transferred into a brokerage account in the employee’s name. For the Plan years ended March 31, 2004, 2003 and 2002, 71,263, 101,547, and 63,443 shares, respectively, were transferred to participants’ brokerage accounts. The Plan was amended on January 28, 2003, increasing the number of shares held for issuance under the plan from 450,000 to 850,000 shares. At April 1, 2004, 293,981 shares remained available for issuance under the plan.

(e)       Vesting

Participants are automatically vested in all amounts contributed to the Plan. In the event that a participant withdraws from the Plan, all amounts previously deducted from the employee’s pay are returned to the employee. Shares acquired by participants can be sold at any time. However, if a sale occurs within one year of the exercise date, the participant must notify the Company of the sale.

(f)       Plan Termination

Although management has expressed no intent to do so, Central Parking Corporation, has the right to terminate the Plan at any time.

(2)       Summary of Significant Accounting Policies

(a)       Basis of Accounting and Operation of the Plan

The accompanying financial statements are prepared on the accrual basis of accounting. The Plan accumulates contributions through payroll deductions. At the end of the Plan year, the accumulated contributions are used to purchase shares of the Company stock in each participant’s name.

(b)       Investments

The Plan holds no investments at March 31, 2004 and 2003 or throughout the Plan year. Contributions accumulated throughout the Plan year are held by the Company on behalf of the Plan.

Central Parking Corporation 1996 Employee Stock Purchase Plan
Notes to the Financial Statements
March 31, 2004, 2003 and 2002

(c)       Plan Expenses

The Company pays all of the expenses of the Plan.

(3)       Income Tax Status

The Plan is intended to be an employee stock purchase plan as defined in Section 423 of the Internal Revenue Code (the Code) of 1986. Accordingly, the Plan is designed to be exempt from income taxes. Management believes that the Plan has been operated in accordance with the Code and therefore no provision for income taxes has been reflected in the accompanying financial statements.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Central Parking Corporation 1996 Employee Stock Purchase Plan
Date: June 29, 2004
	By:	/s/ Mark Shapiro Mark Shapiro Senior Vice President and Chief Financial Officer

Certification Pursuant to 18 U.S.C. Section 1350
As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

The undersigned hereby certifies, pursuant to 18 U.S.C. §1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that the Form 11-K for the Central Parking Corporation 1996 Employee Stock Purchase Plan (the Plan) for the year ending March 31, 2004, as filed with the Securities and Exchange Commission on the date hereof (the “Report”), to the best knowledge of the undersigned:

(a)	fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(b)	the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

This Certification is executed as of June 29, 2004.

/s/ Mark Shapiro Mark Shapiro Senior Vice President and Chief Financial Officer

A signed original of this written statement required by Section 906 has been provided to the Plan and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.